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                                                                  Exhibit (a)(9)

May 18, 1998

Mr. John E. Evans
Chairman of the Board
Allied Mutual Insurance Company
701 Fifth Avenue
Des Moines, Iowa  50391

Mr. Douglas L. Andersen
President and Chief Executive Officer
Allied Mutual Insurance Company
701 Fifth Avenue
Des Moines, Iowa  50391


Dear John and Doug:

This letter constitutes an offer by Nationwide Mutual Insurance Company ("Nationwide Mutual") to enter into a merger whereby Allied Mutual Insurance Company ("Allied Mutual") will merge with and into Nationwide Mutual, with Nationwide Mutual as the surviving entity.

Nationwide Mutual provided notice to you today (copy attached) that it is announcing a cash tender offer for all of the outstanding common shares of Allied Group, Inc. Although the offer of merger described herein is independent of, and not conditioned upon, Nationwide Mutual's acquisition of Allied Group, Inc., many of the reasons that Nationwide Mutual considers Allied Group, Inc. an ideal partner apply to a merger of Allied Mutual with and into Nationwide Mutual.

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Upon the merger, each policyholder of Allied Mutual would become a policyholder of Nationwide Mutual and Nationwide Mutual would assume all of Allied Mutual's obligations under the Allied pool. The insurance obligations of Allied Mutual to its policyholders would in no way be reduced or altered by the merger. In addition, Nationwide Mutual would assure that the level of policy service to be provided to former Allied Mutual policyholders would be preserved by the transaction.

In consideration of Allied Mutual policyholders' approval of the merger, Nationwide Mutual will grant to each Allied Mutual policyholder a certificate of membership which would provide that so long as such policyholder's policy constitutes an obligation of Nationwide Mutual or another company within the Nationwide Insurance Enterprise, such policyholder would participate in any demutualization, mutual holding company transaction or similar reorganization (together, "Restructuring") of Nationwide Mutual on the same basis and in the same manner that a policyholder of Nationwide Mutual holding a policy in the same (or if none, similar) line of business would participate in the Restructuring. Nationwide has no present intention for a Restructuring.

The merger would be conditioned upon insurance regulatory approvals in Iowa, Ohio and any other states which may assert jurisdiction; the approval of the Board of Directors of Allied Mutual; policyholder approvals for both Allied Mutual and Nationwide Mutual, if required; all required clearances under the Hart-Scott-Rodino Antitrust Improvements Act; and other usual or customary conditions for transactions of this type.

Finally, assuming that all conditions to the merger have been satisfied or waived, Nationwide Mutual would purchase from Allied Mutual prior to the merger 100% of the 6 3/4% Series Preferred Stock of Allied Group, Inc. currently held by Allied Mutual for an aggregate purchase price of $65 million payable in cash. These proceeds, net of applicable taxes, will be distributed to Allied Mutual's policyholders as an extraordinary dividend. The allocation of this extraordinary


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dividend among Allied Mutual's policyholders would be agreed upon by Allied
Mutual and Nationwide Mutual, subject to the approval of the Iowa Insurance Division.

We believe that our merger offer, which is non-binding and subject to the completion of mutually acceptable documentation, presents great benefits for Allied Mutual and its policyholders and we trust that you will give it serious consideration. Please provide us with a written response to this offer no later than June 16, 1998.


Sincerely,

/s/ Dimon Richard McFerson

Dimon Richard McFerson
Chairman and Chief Executive Officer

cc:      Board of Directors, Allied Mutual Insurance Company
         Commissioner, Iowa Insurance Division
         Director, Ohio Insurance Department